

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2014

Via E-mail
Randy Underwood
Chief Financial Officer
DFC Global Corp.
1436 Lancaster Avenue, Suite 3000
Berwyn, Pennsylvania 19312

>   **Re: DFC Global Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 18, 2014**
>   **File No. 000-50866**

Dear Mr. Underwood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 18, 2014

General

1. Please supplementally provide the staff with any board books prepared for DFC.

2. We note that many of your discussions are preceded by a paragraph indicating that the discussion does not contain all the information important to investors and/or that the discussion is qualified in its entirety by reference to another document. Please revise these paragraphs to state that all material information has been discussed. For example, under the caption "The Merger Agreement," please remove the language indicating that the discussion is qualified in its entirety by reference to the complete merger agreement and replace with language indicating that the section discusses all material terms of such agreement.

Letter to Shareholders

3. Please disclose the aggregate consideration.

Interests of DFC Global's Directors and Executive Officers…, page 7

4. Please quantify these interests on an individual basis.

Q; Do I have any appraisal rights?, page 12

5. Please include a brief overview, similar to the disclosure on page 16, that alerts shareholders
    to actions they need to take before the vote.

Opinion of the Financial Advisor to the Company

6. In the penultimate paragraph on page 34, and in the opinion attached as Appendix B, please
    make it clear that Houlihan Lokey has given their consent for the use of its opinion in this
    proxy statement. In addition, please revise the language which suggests that shareholders
    cannot rely on the opinion; you may limit the opinion to scope but not person.

Other Matters, page 38

7. Please disclose the aggregate compensation Houlihan Lokey has received for all services,
    including broker dealer services, it has provided you over the last two years as required by
    Section 1015(b)(4) of Regulation M-A.

Material U.S. Federal Income Tax Consequences, page 56

8. In the bolded paragraph, please remove the words "for general information purposes only."

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
Barry Abelson
Brian Katz
Pepper Hamilton LLP